LIST OF SUBSIDIAIRES OF THE COMPANY



     1. OraLabs, Inc. is a wholly-owned subsidiary of the Company which is incorporated under the laws of the State of Colorado and conducts business under its own name.

     2. OL Sub Corp. is a wholly owned, inactive subsidiary of the Company which is incorporated under the laws of the State of Colorado.